SC 13G SCHEDULE 13G
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.       )*

DERMA SCIENCES, INC (Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
249827502
 (CUSIP Number)
HARVEY L. POPPEL
110 EL MIRASOL
PALM BEACH, FL 33480
561-653-8000
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
DECEMBER 31, 2010
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant
 to which this Schedule is filed:
     X Rule 13d-1(b)
       Rule 13d-1(c)
       Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


1   NAME OF REPORTING PERSONS

HARVEY L. POPPEL



2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


  (a)   o
  (b)   x (1)

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

  Florida, United States of America

5   SOLE VOTING POWER

     0

6   SHARED VOTING POWER

      401,063 (2)

7   SOLE DISPOSITIVE POWER

     0

8   SHARED DISPOSITIVE POWER

     401,063 (2)

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     401,063 (2)

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

  o



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.1% (3)

12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN

(1) This Schedule 13G is filed by Harvey L. Poppel
on behalf of Harvey L. Poppel 2002 Trust,
Harvey L. Poppel IRA, Emily A. Poppel 2002 Trust, Emily A. Poppel IRA,
and Poptech, LP   Family Limited Partnership controlled by
Harvey L. & Emily A. Poppel.
Harvey L. Poppel expressly disclaims status as a group for purposes of this Schedule 13G.
(2) These shares are held directly by Harvey L Poppel 2002 Trust,
Harvey L. Poppel IRA, Emily A. Poppel 2002 Trust, Emily A. Poppel IRA, and Poptech, LP a Family Limited Partnership controlled by
Harvey L. and Emily A. Poppel
who are the sole members of Poptech, LLC.
Poptech, LLC is the sole General Partner of Poptech, LP. Poptech, LLC does not directly owns any securities of the Issuer.
Poptech, LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Poptech, LP but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 6,563,076 shares of the Issuers common stock outstanding as of December 31, 2010 and 66,666 unexercised warrants owned by Harvey L. Poppel IRA.

Item 1(a) Name of Issuer
Derma Sciences, Inc.
Item 1(b) Address of Issuers Principal Executive Offices
214 Carnegie Center, Suite 300,
Princeton, New Jersey 08540
Item 2(a) Name of Person Filing
Harvey L. Poppel
Item 2(b) Address of Principal Business Office or, if none, Residence 110 El Mirasol
Palm Beach, FL 33480
Item 2(c) Citizenship
Florida, United States of America
Item 2(d) Title of Class of Securities
Common Stock
Item 2(e) CUSIP Number
249827502
 Item 3 Not applicable.
Item 4 Ownership


                                  Shares        Sole
                                      Held        Voting
                                   Directly       Power
HARVEY L. POPPEL 2002 TRUST       12,605           0
HARVEY L. POPPEL IRA                     366,358(3)     0
EMILY A. POPPEL 2002 TRUST           7,500            0
EMILY A. POPPEL IRA                          5,500            0
POPTECH, LP                                        9,100            0

                                      Shared          Sole
                                      Voting     Dispositive
                                      Power (1)     Power
HARVEY L. POPPEL 2002 TRUST     401,063         0
HARVEY L. POPPEL IRA                    401,063        0
EMILY A. POPPEL 2002 TRUST        401,063         0
EMILY A. POPPEL IRA                        401,063         0
POPTECH, LP                                      401,063          0



                                    Shared
                               Dispositive   Beneficial           Percentage
                                  Power (1)   Ownership (1)   of Class (2)
HARVEY L. POPPEL 2002 TRUST    401,063         401,063         6.1%
HARVEY L. POPPEL IRA                   401,063          401,063         6.1%
EMILY A. POPPEL 2002 TRUST      401,063          401,063         6.1%
EMILY A. POPPEL IRA                     401,063           401,063        6.1%
POPTECH, LP                            401,063          401,063         6.1%

(1) These shares are held directly by Harvey L Poppel 2002 Trust,
Harvey L. Poppel IRA, Emily A. Poppel 2002 Trust, Emily A. Poppel IRA, and Poptech, LP a Family Limited Partnership controlled by
Harvey L. and Emily A. Poppel
who are the sole members of Poptech, LLC.
Poptech, LLC is the sole General Partner of Poptech, LP. Poptech, LLC does not directly owns any securities of the Issuer.
Poptech, LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Poptech, LP but disclaim beneficial ownership except to their pecuniary interest therein.
(2) This percentage is calculated based upon 6,563,076 shares of the Issuers common stock outstanding as of December 31, 2010 and 66,666 unexercised warrants owned by Harvey L. Poppel IRA.
(3) Includes 66,666 unexercised warrants at $5.50/share



Item 5 Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
Item 6 Ownership of More than Five Percent of Another Person
Not applicable.
Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8 Identification and Classification of Members of the Group
Not applicable.
Item 9 Notice of Dissolution of Group
Not applicable.
Item 10 Certification
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     EXECUTED this 14th day of February, 2011

    HARVEY L. POPPEL
       By: HARVEY L. POPPEL